FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 12, 2017

TRANSLATION
Autonomous City of Buenos Aires, May 12, 2017
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. and O&G Development Ltd. S.A. sign the agreement for the development of hydrocarbons in the Bajada de Añelo area in the province of Neuquén

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In this regard, and further to the information provided to the market in the Relevant Information dated February 23, 2017 in relation to the same subject, please be informed that YPF S.A. ("YPF") and O&G Developments Ltd. S.A. ("O&G", and together with YPF, the "Parties"), an affiliate of Shell Compañía de Petróleo S.A., executed the assignment agreement on such date through which YPF will assign 50% of its concession in the Bajada de Añelo area to O&G (the "Assignment Agreement"), with the aim of jointly developing hydrocarbons in the Bajada de Añelo area in the province of Neuquén (please see attached map).

The Assignment Agreement provides for the joint development of a two-stage work program (the "Work Program") with a combined investment of USD305.8 million plus VAT. During the first phase of the Work Program, which will have a maximum duration of 30 months, O&G will contribute a total of USD222.6 million plus VAT and YPF will contribute USD7.4 million plus VAT. The remaining USD75.8 million plus VAT will be contributed by O&G during the second phase of the Work Program.  O&G will be the operator of the area and YPF will assign a 50% participating interest in the concession to O&G. Such participation will be assigned as a guaranty in favor of YPF until O&G complies with all of its obligations under the Assignment Agreement.

Once the conditions precedent for the effectiveness of the Assignment Agreement have been fulfilled, which must occur prior to July 26, 2017, the Work Program will begin and certain complementary agreements will be executed.  The conditions precedent relate principally to the authorization by the Executive Power of the Province of Neuquén of the proposed participation assignment pursuant to the Assignment Agreement.

Once the first phase of the Work Program has been completed, O&G will have the option to leave such Work Program by returning its participation in the concession and paying for liabilities accrued up until its exit date.

After all of the commitments made by the Parties in the Work Program stage have been fulfilled, each Party will contribute 50% of the budget for the development of the area as provided in the Joint Operating Agreement (which will be executed when the conditions precedent are fulfilled).

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

Bajada de Añelo Map

2.480.000
69°10'W
2.490.000
69°W
2.500.000
2.510.000
68°50'W
5.790.000
5.780.000
5.770.000
5.760.000
PAMPA DE LAS YEGUAS II
TOTAL AUSTRAL
SAN ROQUE
TOTAL AUSTRAL
SIERRA CHATA
BANDURRIA NORTE
WINTERSHALL
BANDURRIA CENTRO
PAE
AGUADA DE LA ARENA
BAJADA DE AÑELO
YPF
BANDURRIA SUR
YPF
AGUADA PICHANA
TOTAL AUSTRAL
LA CALERA
PLUSPETROL
LOMA CAMPANA
YPF
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18

Esquineros:

Mapa diseñado bajo normativas de la Cartografía Oficial, establecidas por el Instituto Geográfico Nacional (I.G.N.) Leyes Nacionales 22.963, 24.943 y 26.651

Esq	X_Pos	Y_Pos
1	2.497.019,80	5.787.346,56
2	2.497.019,95	5.776.150,25
3	2.507.924,04	5.776.148,58
4	2.507.922,82	5.761.846,92
5	2.501.068,91	5.761.846,72
6	2.501.069,13	5.765.147,11
7	2.504.769,51	5.765.146,32
8	2.504.769,24	5.771.146,77
9	2.503.472,13	5.771.141,57
10	2.503.469,18	5.767.447,02
11	2.501.069,26	5.767.447,10
12	2.501.068,83	5.765.846,82
13	2.495.067,83	5.765.847,83
14	2.495.069,61	5.776.446,11
15	2.493.567,27	5.776.442,55
16	2.493.569,04	5.781.659,38
17	2.490.065,22	5.781.650,24
18	2.490.070,24	5.787.346,78

YPF

REPÚBLICA ARGENTINA

CUENCA NEUQUINA

PROVINCIA DEL NEUQUÉN

BAJADA DE AÑELO

Proyección Gauss Krüger Faja 2

Marco de Referencia Posgar 2007

CARTOGRAFIA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 15, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer